Exhibit 99.9

April 3, 2008

Ms. Kelly Cody

356A Queen Street West

Toronto, Ontario M5V 2A2

Re:	Offer of Employment

Dear Kelly:

On behalf of the Capital Gold Team, I am pleased to offer you the position of Director of Communications in the department of Investor Relations. The salary for this position is $85,000 per annum and you will be reporting directly to the V.P. of Investor Relations. Your expected starting date of employment is June 2, 2008. Other terms of your employment are as follows:

•	Vacation – 3 weeks – Accrues one day per month during the calendar year (15 days).

•	Bonus Plan – Eligible to participate in company bonus plan.

•	Relocation – Reimbursement for moving expenses of $3,000 from Toronto to NYC area.

•	Healthcare – Reimbursement for out-of-pocket health insurance until such point Capital Gold Corporation institutes its own corporate health benefit plan.

•	Communication – A Blackberry cell phone will be provided for on Capital Gold’s corporate plan.

•	Expenses – Corporate American Express Card will be provided for expenses incurred on behalf of the Company.

•	Severance – In the event of termination due to a “change of control” event, you will receive one year’s compensation as severance.

Upon acceptance of this offer, there will be a 90-day initiation period before you will qualify for the employee stock incentive program and/or the cash bonus. Upon successfully completing the 90-day trial period, those potential bonuses will be pro-rated for calendar year 2008, calculated from your start date.

Your continued employment will require both satisfactory job performance and compliance with existing and future policies of the Company.

You also will be required to verify your eligibility to work in the United States. You will be asked on your first day of employment to complete an I-9 form along with documents that will establish your identity and employment eligibility.

I am pleased that you are joining the company and hope you will find your employment with Capital Gold Corporation to be a rewarding experience. If you have any questions, please call me at (212) 344-2785.

Please signify your acceptance of our offer by signing and returning to me the enclosed copy of this letter no later than April 11, 2008.

Sincerely,

Jeffrey W. Pritchard VP Investor Relations, Corporate Secretary

I hereby accept employment on the conditions set forth in this letter.

Signature

Date